SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2005
CNH GLOBAL N.V.
(Translation of Registrant’s Name Into English)
World Trade Center
Tower B, 10th Floor
Amsterdam Airport
The Netherlands
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
     Form 20-F ☑           Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
     Yes ☐           No ☑
     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.)

FOR IMMEDIATE RELEASE

For more information contact:
Ritch Anderson       External Communications     (847) 955-3953
Albert Trefts, Jr.     Investor Relations                  (847) 955-3821
CNH Reports Improved Third Quarter Net Income
■ September Year-To-Date Net Income up 58% to $156 Million
■ Equipment Operations Profitability Improvement Continues
■ Equipment Markets Remained Generally Strong
■ CNH Capital Continues Strong Performance
■ Reorganization By Global Brands to Accelerate Growth
Lake Forest, Illinois (October 25, 2005) CNH Global N.V. (NYSE:CNH) today reported third quarter 2005 net income of $27 million, compared to third quarter 2004 net income of $25 million. Results include restructuring charges, net of tax, of $16 million in the third quarter of 2005, and $9 million during the same period last year. Third quarter diluted earnings per share of $.12, were up $.01 compared with the third quarter of 2004. Before restructuring charges, net of tax, third quarter 2005 diluted earnings per share were $.19, compared with $.15, for the third quarter of 2004.
During the third quarter Harold Boyanovsky was confirmed as the company’s President and Chief Executive Officer, a position he had held on an interim basis since February. Subsequently, the company announced its reorganization to global brand businesses, in order to invigorate its Case IH and New Holland agricultural brands and its Case and New Holland construction equipment brands, whose heritages and loyal dealer networks are its most powerful assets.
“For the past several years and again this quarter we have steadily improved our financial results” said Boyanovsky. “We must strengthen our position and accelerate growth in sales, margins and earnings. Driven by customer expectations for quality, service and responsiveness, global brand businesses are key for our transformation. We expect the achievement of our growth plans will follow.”
Other highlights from the quarter included the following:
•	Compared with last year’s third quarter, increased pricing offset higher material costs and other cost increases, particularly in North America and Western Europe. Steel costs, especially for construction equipment, increased more than anticipated, and are currently not moderating as expected.

•	Component shortages have improved since the second quarter but shipment delays continued for some products.

•	During the third quarter, the company launched several new models of agricultural tractors and hay & forage equipment, including its first products powered by Tier 3-compliant engines. Tier 3 product launches will continue through 2006. Construction equipment launches of Tier 3-compliant products will begin in the fourth quarter.

•	In North America, during the quarter, the Case IH ASM planter and the New Holland Speedrower ™ self propelled windrower both received “AE50” awards recognizing these products as among the top 50 innovative new products introduced in 2004, from the American Society of Agricultural and Biological Engineers.

•	During the third quarter, CNH Capital completed its second retail asset backed securitization (“ABS”) transaction of the year in the U.S. totaling $1.15 billion.
EQUIPMENT OPERATIONS — Third Quarter Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses, were $2.8 billion for the third quarter, essentially the same as in the third quarter of 2004.
Agricultural Equipment Net Sales
•	Agricultural equipment net sales were $1.8 billion for the third quarter, down 5% from the prior year, and down 7%, excluding currency variations.

•	Excluding currency variations, our sales in North America were up 5%. Sales in Europe were down 8%. The sharp industry decline in Latin America continued in the third quarter, driving down our sales in the region by approximately 62%.

•	Third quarter 2005 production of tractors and combines was approximately 12% lower than retail unit sales in the third quarter, approximately the same level of underproduction as in the third quarter of 2004.
Construction Equipment Net Sales
•	Net sales of construction equipment increased by 9% to $950 million for the third quarter, compared to $871 million in the third quarter of 2004, and were up 7% excluding currency variations.

•	Excluding currency variations, North American sales were up 12%. However, increased sales of backhoe loaders and heavy equipment in North America were offset by a decrease in sales for the same products in Europe, where sales decreased by 10%. Sales in Latin America and Rest-of-World markets were up 27% and 31% respectively.

•	Production of CNH’s major construction equipment products was higher than retail unit sales by approximately 5%, slightly less than the overproduction in the third quarter of 2004.
Gross Margin
Equipment Operations gross margin (net sales of equipment less cost of goods sold) for agricultural and construction equipment represented as a percent of net sales, improved by 1.5 percentage points to 15.7% of net sales, or $434 million, in the third quarter of 2005, compared to 14.2% of net sales, or $396 million, in the third quarter of last year.
•	Agricultural equipment gross margin improved strongly compared to the prior year’s third quarter as net price realization and manufacturing efficiencies more than offset a continued decline in volumes of higher-margin combines in Latin America and Rest-of-World markets.

•	Construction equipment gross margin improved compared to the prior year’s third quarter due to net price realization and manufacturing efficiencies.
Industrial Operating Margin
Equipment Operations industrial operating margin (defined as net sales, less cost of goods sold, SG&A and R&D costs) expressed as a percent of net sales improved by 1.3 percentage points to 4.7% of net sales, or $131 million in the third quarter of 2005, compared to 3.4% of net sales, or $94 million, in the same period of 2004. The improvement in gross margin dollars, noted above, accounted for the increase. Increased R&D expenditures, primarily for new products, were offset by lower SG&A costs, due to lower than previously anticipated incentive compensation.
Adjusted EBITDA
Adjusted EBITDA for Equipment Operations increased by 19% to $160 million for the quarter, or 5.8% of net sales, compared to $135 million in the third quarter of 2004, or 4.8% of net sales. Our interest coverage ratio for the three months ended on September 30, 2005 was 3.2 times, compared to 2.7 times for the three months ended September 30, 2004.
FINANCIAL SERVICES — Third Quarter Financial Results
Financial Services operations third quarter 2005 net income increased by 8% to $52 million, compared to $48 million net income earned in the third quarter of last year. This increase reflects continued improvements in the Financial Services receivables portfolio quality.
CNH — Year-to-Date Financial Results
CNH’s net income for the first nine months of 2005 improved by 58% to $156 million, compared to $99 million for the first nine months of 2004. Results include restructuring charges, net of tax, of $24 million in the first nine months of 2005 compared to $46 million in the same period of 2004. Diluted earnings per share were $.67, compared to $.42 in 2004. Before restructuring, year-to-date diluted earnings per share increased by 24% to $.77 compared with $.62 for the same period last year.
EQUIPMENT OPERATIONS — Year-to-Date Financial Results
Net sales of equipment, comprising the company’s agricultural and construction equipment businesses were $9.0 billion for the first nine months of 2005, compared to $8.7 billion for the same period in 2004. Net of currency variations, net sales were at approximately the same level as in the prior year.
Adjusted EBITDA for Equipment Operations increased by 8% to $564 million for 2005, or 6.3% of net sales, compared to $522 million in 2004, or 6.0% of net sales. Our interest coverage ratio for the nine months ended on September 30, 2005 was 3.5 times, compared to 3.0 times for the nine months ended September 30, 2004.
FINANCIAL SERVICES — Year-to-Date Financial Results
Financial Services operations net income improved by 39% to $145 million for the first nine months of 2005, compared to $104 million for the same period last year. This improvement reflects ABS transactions, improved yields on our wholesale portfolio, higher retail and wholesale ABS volumes, as well as ongoing improvements in receivables portfolio quality.
NET DEBT AND OPERATING CASH FLOW
Equipment Operations net debt (defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and inter-segment receivables) was $839 million on September 30, 2005, compared to $824 million on June 30, 2005 and $1.3 billion on September 30, 2004. In the quarter, $59 million of net cash was generated by operating activities. Positive net income plus depreciation and amortization and a decrease in working capital (defined as accounts and notes receivable, excluding inter-segment notes receivable, plus inventories less accounts payable) net of currency variations of approximately $135 million, all contributed to cash generation from operating activities in the quarter. The company’s $120 million contribution to its U.S. defined benefit pension plan during the quarter was a partial offset.
At incurred currency rates, working capital on September 30, 2005 was $2.3 billion, compared to $2.7 billion on September 30, 2004.
In the quarter, CNH became an eligible borrower under Fiat S.p.A.’s 1 billion Euro credit facility agreement. Under the new facility, CNH was allocated exclusive rights to 300 million Euros of the syndicated credit line, plus the opportunity to access the remainder of any unutilized capacity. In addition, Fiat has renewed its $1 billion credit line revolver with CNH through January 31, 2007. As of September 30, 2005, CNH had approximately $3.9 billion available under $6.3 billion total lines of credit and asset-backed facilities.
During the quarter, the company modified its cash management operations, to pool the North American cash balances of Equipment Operations and Financial Services rather than to have each separately pooling with the Fiat cash management system. The result of this action is a decline in debt with Fiat Affiliates at Financial Services, a decline in deposits in Fiat Affiliates cash management pools by Equipment Operations and an increase in inter-segment funding. These actions, amongst others, are reflected in the $836 million reduction in Financial Services debt with Fiat Affiliates in the quarter, to a debt balance of $285 million on September 30, 2005. In the same period, Equipment Operations reduced its deposits in Fiat Affiliates cash management pools by $839 million to $580 million. This reduction in deposits also funded repayment of $218 million of Case Corporation bonds that matured in August and a $170 million increase in cash and cash equivalents deposited with third parties.
Financial Services net debt decreased approximately $238 million to $3.8 billion on September 30, 2005 from $4.0 billion on June 30, 2005, primarily reflecting the completion of its $1.15 billion U.S. retail ABS transaction during the third quarter 2005.

AGRICULTURAL EQUIPMENT MARKET OUTLOOK FOR 2005
CNH continues to believe that for the full year 2005, industry retail unit sales of agricultural equipment will be at about the same level as last year, although with regional differences not previously anticipated. CNH expects worldwide tractor industry unit retail sales will be up slightly with industry sales of combines down about 19%. Industry sales of under 40 horsepower tractors in North America are now anticipated to be lower than previously forecast, but industry sales of over 40 horsepower tractors are expected to be better than last year by 5%-10%. In Western Europe, industry unit sales of tractors could be down about 6% although combine sales should be up about 6%. In Latin America, CNH continues to expect that full-year tractor industry volumes will be about 25% below last year and sales of combines will be down 60%-65%. Industry sales in Rest-of-World markets now should be up strongly for tractors and up slightly for combines.
CONSTRUCTION EQUIPMENT MARKET OUTLOOK FOR 2005
CNH now expects that full year construction equipment industry retail unit sales will be stronger than previously anticipated in all regions of the world, except for North America which remains unchanged from the previous forecast. Worldwide industry unit sales of light and heavy construction equipment should be up approximately 10% compared with full year 2004. Industry sales in North America should be the strongest, up approximately 12% for light equipment and up about 15% for heavy construction equipment.
CNH’s estimates of major agricultural and construction equipment industry retail unit sales by major market area are included in the supplemental information provided at the end of the release.
CNH OUTLOOK FOR 2005
CNH expects that its net sales of equipment for the full year 2005 will increase by up to 5%. Margin improvements at Equipment Operations and higher profitability at Financial Services and the company’s joint ventures are expected to more than offset the impact of selected investments being done to better support CNH’s dealers, improve product quality, enhance global sourcing initiatives, and strengthen European logistics operations, thus leading to an improvement of approximately 35% in Equipment Operations profit before taxes, minority interest and restructuring costs. The full benefit of these expected improvements will be partially offset by an increase in our effective tax rate when compared to 2004. As a result, we anticipate net income before restructuring, net of tax, compared with the full year of 2004 will improve by approximately 15%.
In addition, net of tax, restructuring costs for the full year are expected to be approximately $65 million. The company expects Equipment Operations to generate approximately $250 million of cash flow during the year, after its third-quarter contribution to its U.S. defined benefit pension plan of $120 million. CNH expects to use that cash to further reduce Equipment Operations net debt, as compared with year-end 2004 levels.
Based on data through the first nine months of 2005, including our on-going contributions to plan assets, asset returns less than our assumptions and the current discount rate environment, CNH expects an increase in its minimum pension liability of about $100 million at year end 2005. This would result in a non-cash charge to shareholders’ equity of about $65 million, net of tax.
###
CNH management will hold a conference call later today to review its third quarter results. The conference call webcast will begin at approximately 10:00 a.m. U.S. Eastern Time. This call can be accessed through the investor information section of the company’s web site at www.cnh.com and is being carried by CCBN.
CNH is the power behind leading agricultural and construction equipment brands of the Case and New Holland brand families. Supported by more than 11,400 dealers in 160 countries, CNH brings together the knowledge and heritage of its brands with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. More information about CNH and its products can be found on line at www.cnh.com.
Forward looking statements. This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this press release, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management, are forward-looking statements. These statements may include terminology such as “may,” “will,” “expect,” “should,” “intend,” “estimate,” “anticipate,” “believe,” “outlook,” “continue,” “remain,” “on track,” “goal,” or similar terminology.
Our outlook is predominantly based on our interpretation of what we consider key economic assumptions and involves risks and uncertainties that could cause actual results to differ. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive to interest rates and government spending. Some of the other significant factors for us include general economic and capital market conditions, the cyclical nature of our business, customer buying patterns and preferences, foreign currency exchange rate movements, our hedging practices, our and our customers’ access to credit, actions by rating agencies concerning the ratings on our debt and asset backed securities and the ratings of Fiat S.p.A., risks related to our relationship with Fiat S.p.A., political uncertainty and civil unrest or war in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), technological difficulties, results of our research and development activities, changes in environmental laws, employee and labor relations, pension and health care costs, the cost and availability of supplies from our suppliers, raw material costs and availability, energy prices, real estate values, animal diseases, crop pests, harvest yields, government farm programs and consumer confidence, housing starts and construction activity, concerns related to modified organisms and fuel and fertilizer costs. Additionally, our achievement of the anticipated benefits of our profit improvement initiatives depends upon, among other things, industry volumes as well as our ability to effectively rationalize our operations and to execute our dual brand strategy. Further information concerning factors that could significantly affect expected results is included in our Form 20-F for the year ended December 31, 2004.
We can give no assurance that the expectations reflected in our forward-looking statements will prove to be correct. Our actual results could differ materially from those anticipated in these forward-looking statements. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update or revise publicly any forward-looking statements.

CNH Global N.V.
Revenues and Net Sales
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
			%			%
	2005	2004	Change	2005	2004	Change
	(In Millions)
Revenues:
Net sales
Agricultural equipment	$1,818	$1,918	(5%)	$6,050	$6,131	(1%)
Construction equipment	950	871	9%	2,935	2,583	14%

Total net sales	2,768	2,789	(1%)	8,985	8,714	3%

Financial services	204	198	3%	575	496	16%
Eliminations and other	(10)	(14)		(24)	(32)

Total revenues	$2,962	$2,973	—	$9,536	$9,178	4%

Net sales:
North America	$1,366	$1,264	8%	$4,356	$4,004	9%
Western Europe	785	865	(9%)	2,751	2,840	(3%)
Latin America	191	256	(25%)	569	705	(19%)
Rest of World	426	404	5%	1,309	1,165	12%

Total net sales	$2,768	$2,789	(1%)	$8,985	$8,714	3%

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005	2004
	(In Millions, except per share data)
Revenues
Net sales	$2,768	$2,789	$2,768	$2,789	$—	$—
Finance and interest income	194	184	32	19	204	198

Total	2,962	2,973	2,800	2,808	204	198

Costs and Expenses
Cost of goods sold	2,334	2,393	2,334	2,393	—	—
Selling, general and administrative	283	295	230	237	53	58
Research and development	73	65	73	65	—	—
Restructuring	19	14	19	14	—	—
Interest expense	136	123	82	69	69	53
Interest compensation to Financial Services	—	—	42	30	—	—
Other, net	69	50	43	39	11	15

Total	2,914	2,940	2,823	2,847	133	126

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	48	33	(23)	(39)	71	72
Income tax provision (benefit)	25	11	3	(15)	22	26
Minority interest	7	8	7	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	52	48	3	2
Equipment Operations	8	9	8	9	—	—

Net income	$27	$25	$27	$25	$52	$48

Weighted average shares outstanding:
Basic	134.4	133.4

Diluted	234.6	233.6

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.19	$0.25

EPS	$0.12	$0.19

Diluted:
EPS before restructuring, net of tax	$0.19	$0.15

EPS	$0.12	$0.11

Dividends per share	$0.00	$0.00

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Three Months Ended		Three Months Ended		Three Months Ended
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005	2004
	(In Millions, except per share data)
Revenues
Net sales	$2,768	$2,789	$2,768	$2,789	$—	$—
Finance and interest income	194	184	32	19	204	198

Total	2,962	2,973	2,800	2,808	204	198

Costs and Expenses
Cost of goods sold	2,334	2,393	2,334	2,393	—	—
Selling, general and administrative	283	295	230	237	53	58
Research and development	73	65	73	65	—	—
Restructuring	19	14	19	14	—	—
Interest expense	136	123	82	69	69	53
Interest compensation to Financial Services	—	—	42	30	—	—
Other, net	69	50	43	39	11	15

Total	2,914	2,940	2,823	2,847	133	126

Income before income taxes, minority interest and equity in income of unconsolidated subsidiaries and affiliates	48	33	(23)	(39)	71	72
Income tax provision (benefit)	25	11	3	(15)	22	26
Minority interest	7	8	7	8	—	—
Equity in income of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	52	48	3	2
Equipment Operations	8	9	8	9	—	—

Net income	$27	$25	$27	$25	$52	$48

Weighted average shares outstanding:
Basic	134.4	133.4

Diluted	234.6	233.6

Basic and diluted earnings per share (“EPS”):
Basic:
EPS before restructuring, net of tax	$0.19	$0.25

EPS	$0.12	$0.19

Diluted:
EPS before restructuring, net of tax	$0.19	$0.15

EPS	$0.12	$0.11

Dividends per share	$0.00	$0.00

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004	2005	2004
	(In Millions)
Assets
Cash and cash equivalents	$960	$931	$641	$637	$319	$294
Deposits in Fiat affiliates cash management pools	587	1,151	580	1,136	7	15
Accounts, notes receivable and other — net	5,918	5,895	1,337	1,596	4,628	4,393
Intersegment notes receivable	—	—	1,490	1,114	—	24
Inventories	2,610	2,515	2,610	2,515	—	—
Property, plant and equipment — net	1,336	1,478	1,329	1,470	7	8
Equipment on operating leases — net	175	215	—	—	175	215
Investment in Financial Services	—	—	1,532	1,419	—	—
Investments in unconsolidated affiliates	448	457	354	373	94	84
Goodwill and intangibles	3,199	3,236	3,053	3,090	146	146
Other assets	2,308	2,202	1,753	1,644	595	599

Total Assets	$17,541	$18,080	$14,679	$14,994	$5,971	$5,778

Liabilities and Equity
Short-term debt	$1,372	$2,057	$782	$1,064	$590	$993
Intersegment short-term debt	—	—	—	24	1,490	414
Accounts payable	1,634	1,657	1,650	1,679	24	66
Long-term debt	4,799	4,906	2,768	3,084	2,031	1,822
Intersegment long-term debt	—	—	—	—	—	700
Accrued and other liabilities	4,681	4,431	4,424	4,114	304	364

Total Liabilities	12,486	13,051	9,624	9,965	4,439	4,359
Equity	5,055	5,029	5,055	5,029	1,532	1,419

Total Liabilities and Equity	$17,541	$18,080	$14,679	$14,994	$5,971	$5,778

Total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivables (“Net Debt”)	$4,624	$4,881	$839	$1,285	$3,785	$3,596

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
AND SUPPLEMENTAL INFORMATION
(Unaudited)

			EQUIPMENT		FINANCIAL
	CONSOLIDATED		OPERATIONS		SERVICES
	Nine Months Ended		Nine Months Ended		Nine Months Ended
	September 30,		September 30,		September 30,
	2005	2004	2005	2004	2005	2004
	(In Millions)
Operating Activities:
Net income	$156	$99	$156	$99	$145	$104
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	222	246	186	194	36	52
Intersegment activity	—	—	23	(108)	(23)	108
Changes in operating assets and liabilities	(124)	286	283	474	(407)	(188)
Other, net	113	51	36	46	(8)	(3)

Net cash from operating activities	367	682	684	705	(257)	73

Investing Activities:
Expenditures for property, plant and equipment	(83)	(101)	(81)	(100)	(2)	(1)
Expenditures for equipment on operating leases	(71)	(50)	—	—	(71)	(50)
Net (additions) collections from retail receivables and related securitizations	241	(407)	—	—	241	(407)
Net (deposits in) withdrawals from Fiat affiliates cash management pools	521	(568)	514	(183)	7	(385)
Other, net (primarily acquisitions and divestitures)	69	146	(9)	5	78	109

Net cash from investing activities	677	(980)	424	(278)	253	(734)

Financing Activities:
Intersegment activity	—	—	(400)	(137)	400	137
Net increase (decrease) in indebtedness	(1,004)	241	(665)	(401)	(339)	642
Dividends paid	(34)	(37)	(34)	(37)	(60)	(96)
Other, net	—	(1)	—	(1)	—	32

Net cash from financing activities	(1,038)	203	(1,099)	(576)	1	715

Other, net	23	—	(5)	(1)	28	1

Increase (decrease) in cash and cash equivalents	29	(95)	4	(150)	25	55
Cash and cash equivalents, beginning of period	931	619	637	486	294	133

Cash and cash equivalents, end of period	$960	$524	$641	$336	$319	$188

See Notes to Condensed Financial Statements.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
1.	Principles of Consolidation and Basis of Presentation — The accompanying unaudited condensed consolidated financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V. and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP for complete financial statements. These financial statements should therefore be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004 included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on April 29, 2005 and any subsequently filed Annual Reports on Form 20-F of the Company.

CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of the date of these statements, Fiat owned over 83% of CNH’s outstanding common shares and all of the issued and outstanding Series A Preference Shares (“Series A Preferred Stock”).

The condensed consolidated financial statements include the accounts of CNH’s majority-owned and controlled subsidiaries and reflect the interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method basis. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services businesses.

Reclassification of cash flows related to retail receivables, change in accounting policy for Deposits with Fiat and other reclassifications

Reclassification of cash flows related to retail receivables - CNH has made certain reclassifications of items in its condensed consolidated cash flow statement which it believes improves the presentation of the items that were reclassified. The accompanying 2004 condensed cash flows have been reclassified to conform to the 2005 classification.

During 2004, the staff of the SEC expressed its views regarding the classifications of certain cash flows by companies with captive finance subsidiaries. As a result of these public comments, management decided to make reclassifications to the condensed consolidated statements of cash flows with respect to certain of its receivables. Previously, CNH recognized activity related to all receivables as part of the cash flows from operating activities within the condensed consolidated statements of cash flows, including cash flows arising from the origination of retail receivables, the securitization of retail receivables, and cash collections related to certificated retained interests.

CNH made a reclassification to move the activity related to the investment in retail receivables from the operating activity section to the investing activity section of the condensed consolidated statements of cash flows. The reclassification classifies cash receipts from the sale of inventory as operating activities and classifies cash flows from investing in retail receivables as investing activities. The disclosures added to the investing activity section in this condensed presentation are included in “Net (addition) collections from retail receivables and related securitization.”

Change in accounting policy for Deposits with Fiat - In connection with the aforementioned reclassification, CNH reviewed its presentation of cash flows and cash and cash equivalent balances on its balance sheet. As a result of this review, it was determined that CNH would change its accounting policy defining cash equivalents and correspondingly reclassify its

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
balance sheet and cash flow presentation. The new policy classifies “Cash with Fiat Affiliates,” which was previously included in cash equivalents, as “Deposits in Fiat affiliates cash management pools” and reflects cash flows arising from deposits in and withdrawals from such cash pools as cash flows from investing activities. Although none of the agreements or conditions governing these deposits has materially changed since the inception of the cash management arrangements, CNH changed its presentation of such deposits in its 2004 Form 20-F to show them as a separate investment and not as a component of cash and cash equivalents. CNH continues to have the contractual right to withdraw these funds on demand or terminate these cash management arrangements upon a seven-day prior notice, and CNH continues to access funds deposited in these accounts on a daily basis.

The condensed statements of cash flows for the nine months ended September 30, 2004 have been reclassified to conform to this presentation.

A summary of the effects of these reclassifications is as follows:

	2004
		Retail	Change in
	As previously	receivables	accounting	As currently
	reported	reclassification	policy	reported
	(in Millions)
Condensed consolidated statement of cash flows
Net cash from operating activities	$275	$407	$—	$682
Net cash from investing activities	(5)	(407)	(568)	(980)
Other, net	(6)	—	6	—

Equipment Operations statement of cash flows
Net cash from operating activities	705	—	—	705
Net cash from investing activities	(95)	—	(183)	(278)
Other, net	(7)	—	6	(1)

Financial Services statement of cash flows
Net cash from operating activities	(334)	407	—	73
Net cash from investing activities	58	(407)	(385)	(734)
Other, net	1	—	—	1
Other - In addition, certain other reclassifications of prior year amounts have been made in order to conform to the current year presentation.

2.	Stock-Based Compensation Plans — CNH has stock-based employee compensation plans which are more fully described in Note 18, “Option and Incentive Plans,” to our 2004 Form 20-F. In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 123 Revised “Share Based Payment” (“SFAS No. 123 Revised”) which is effective July 1, 2005. SFAS No. 123 Revised requires the use of a fair value based method of accounting for stock-based employee compensation. The statement will be applied using a Modified Prospective Method under which compensation cost is recognized beginning on the effective date and continuing until participants are fully vested. In April 2005, the SEC announced the adoption of a new rule that amends the compliance dates for SFAS No. 123 Revised. The SEC’s new rule allows companies to implement SFAS No. 123 Revised at the beginning of their next fiscal year, instead of the next reporting period, that begins after June 15, 2005. The Company has not yet determined the impact of adopting SFAS No. 123 Revised.

In 2003, CNH adopted the fair value based method of accounting for stock-based compensation using the Prospective Method. Additionally, compensation expense is reflected in net income for stock options granted with an exercise price less than the quoted market price of CNH common shares on the date of grant.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 “Share Based Payment” to all stock-based compensation for the three and nine months ended September 30, 2005 and 2004:

		Three Months		Nine Months
		Ended		Ended
		September 30,		September 30,
		2005	2004	2005	2004
		(in Millions, except per share data)
	Net income, as reported	$27	$25	$156	$99
Add:	Stock-based employee compensation expense included in reported net income, net of tax		—		—
Deduct:	Total stock-based employee compensation expense determined under fair value based methods, net of tax	(1)	(1)	(3)	(3)

	Pro forma net income	26	24	153	96
	Dividend to common shares	—	—	(34)	—
	Earnings allocated to Series A Preferred Stock	(11)	—	(49)	—

	Pro forma earnings available to common shareholders	15	24	70	96
	Dividend to common shares	—	—	34	—

	Pro forma net income available to common shareholders	$15	$24	$104	$96

	Weighted average shares:
	Basic	134.4	133.4	134.2	133.2

	Diluted	234.6	233.6	234.3	233.4

	Earnings per share (“EPS”):
	As reported:
	Basic	$0.12	$0.19	$0.79	$0.74

	Diluted	$0.12	$0.11	$0.67	$0.42

	Pro forma:
	Basic	$0.11	$0.18	$0.77	$0.72

	Diluted	$0.11	$0.10	$0.65	$0.41

3.	Accounts and Notes Receivable — In CNH’s receivable asset securitization programs, retail finance receivables are sold to limited purpose, bankruptcy remote, consolidated subsidiaries of CNH. In turn, these subsidiaries establish separate trusts to which they transfer the receivables in exchange for the proceeds from asset-backed securities sold by the trusts. Due to the nature of the assets held by the trusts and the limited nature of each trust’s activities, they are each classified as a qualifying special purpose entity (“QSPE”) under SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). In accordance with SFAS No. 140, assets and liabilities of the QSPEs are not consolidated in the Company’s consolidated balance sheets. The amounts outstanding under these programs were $4.6 billion and $4.5 billion at September 30, 2005 and December 31, 2004, respectively. In addition to the retail securitization programs, certain subsidiaries of CNH securitized or discounted wholesale receivables without recourse. As of September 30, 2005 and December 31, 2004, $3.1 billion and $2.5 billion, respectively, remained outstanding under these programs.

Included in the securitized or discounted wholesale receivables without recourse amount noted above is a wholesale securitization program in Europe under which Equipment Operations entities sell receivables while a Financial Services subsidiary subscribes to notes representing undivided retained interests. In June 2005, this program was expanded to include Equipment Operation entities in Italy and Belgium. The expansion of this program resulted in receivable sales totaling approximately $216 million in June 2005. The proceeds from these sales were principally used to

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
repay Equipment Operations debt. In September 2005, the one entity in this program previously not qualifying for off book treatment, met the requirements and is now accounted for off book. This resulted in a reduction of Equipment Operations receivables and debt of approximately $64 million in the third quarter of 2005. At September 30, 2005, the balance of Equipment Operation receivables sold into this program in 2005 as a result of its expansion totaled $174 million. At September 30, 2005 and December 31, 2004, the amounts outstanding under this program were $632 million and $466 million, respectively and Financial Services had an undivided retained interest of $209 million and $225 million, respectively.

In addition, during the second quarter of 2005, certain Equipment Operations entities in North America expanded their sale of receivables by selling additional receivables to Financial Services, principally from national accounts and from the addition of a consolidated joint venture to the program. At September 30, 2005, the balance of receivables sold to Financial Services as a result of these additional actions was approximately $65 million.

4.	Inventories — Inventories as of September 30, 2005 and December 31, 2004 consist of the following:

	September 30,	December 31,
	2005	2004
	(in Millions)
Raw materials	$533	$501
Work-in-process	248	212
Finished goods and parts	1,829	1,802

Total Inventories	$2,610	$2,515

5.	Goodwill and Intangibles — The following table sets forth changes in goodwill and intangibles for the nine months ended September 30, 2005:

			Foreign
	Balance at		Currency	Balance at
	January 1,		Translation	September 30,
	2005	Amortization	and Other	2005
	(in Millions)
Goodwill by reporting unit:
Agricultural Equipment	$1,677	$—	$(1)	$1,676
Construction Equipment	581	—	(1)	580
Financial Services	144	—	1	145

Total	2,402	—	(1)	2,401

Intangibles	834	(33)	(3)	798

Total Goodwill and Intangibles	$3,236	$(33)	$(4)	$3,199

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
As of September 30, 2005 and December 31, 2004, the Company’s intangible assets and related accumulated amortization consisted of the following:

		September 30, 2005			December 31, 2004
	Weighted
	Average		Accumulated			Accumulated
	Life	Gross	Amortization	Net	Gross	Amortization	Net
	(in Millions)
Intangible assets subject to amortization:
Engineering drawing	20	$335	$94	$241	$335	$86	$249
Dealer Network	25	216	50	166	216	44	172
Software	5	50	34	16	53	27	26
Other	10-30	114	49	65	123	46	77

		715	227	488	727	203	524

Intangible assets not subject to amortization:
Trademarks		273	—	273	273	—	273
Pension		37	—	37	37	—	37

		$1,025	$227	$798	$1,037	$203	$834

CNH recorded amortization expense of approximately $33 million for the nine months ended September 30, 2005. CNH recorded amortization expense of approximately $43 million for the year ended December 31, 2004. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the years 2005 to 2009 is approximately $44 million. As acquisitions and dispositions occur in the future, as currency fluctuates and as purchase price allocations are finalized, these amounts may vary.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
6.	Debt — The following table sets forth total debt and total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable (“Net Debt”) as of September 30, 2005 and December 31, 2004:

	Consolidated		Equipment Operations		Financial Services
	September 30,	December 31,	September 30,	December 31,	September 30,	December 31,
	2005	2004	2005	2004	2005	2004
	(in Millions)
Short-term debt:
With Fiat Affiliates	$379	$672	$305	$331	$74	$341
Other	993	1,385	477	733	516	652
Intersegment	—	—	—	24	1,490	414

Total short-term debt	1,372	2,057	782	1,088	2,080	1,407

Long-term debt:
With Fiat Affiliates	965	1,111	754	892	211	219
Other	3,834	3,795	2,014	2,192	1,820	1,603
Intersegment	—	—	—	—	—	700

Total long-term debt	4,799	4,906	2,768	3,084	2,031	2,522

Total debt:
With Fiat Affiliates	1,344	1,783	1,059	1,223	285	560
Other	4,827	5,180	2,491	2,925	2,336	2,255
Intersegment	—	—	—	24	1,490	1,114

Total debt	6,171	6,963	3,550	4,172	4,111	3,929

Less:
Cash and cash equivalent	960	931	641	637	319	294
Deposits in Fiat affiliates cash management pools	587	1,151	580	1,136	7	15
Intersegment notes receivable	—	—	1,490	1,114	—	24

Net debt	$4,624	$4,881	$839	$1,285	$3,785	$3,596

At September 30, 2005, CNH had approximately $3.9 billion available under $6.3 billion total lines of credit and asset-backed facilities. On July 22, 2005, Fiat entered into a new €1 billion revolving credit line. CNH has become an eligible borrower under that facility and the other eligible borrowers have agreed to exclusively allocate to CNH €300 million of borrowing capacity under the facility. The remaining €700 million of borrowing capacity is available to CNH depending upon the usage by other borrowers and is considered to be uncommitted for CNH purposes.

During the second quarter of 2005, CNH’s wholly owned subsidiary, Case New Holland Inc., completed an exchange of its registered 6% Senior Notes due 2009 for its outstanding unregistered 6% Senior Notes due 2009, and $1,050,000,000 in aggregate principal amount of its registered 9 1/4% Senior Notes due 2011 for its outstanding unregistered 9 1/4% Senior Notes due 2011.

Fiat is the majority shareholder of CNH. CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice, and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur. During September 2005, certain of CNH’s North American cash pooling arrangements were modified to first provide for cash pooling at a CNH level before pooling with

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
any other Fiat affiliate. This resulted in a net reduction of cash deposited into the Fiat cash management pools at September 30, 2005.

7.	Income Taxes — For the three months ended September 30, 2005 and 2004, effective income tax rates were 52.1% and 33.3% respectively. For the nine months ended September 30, 2005 and 2004, effective income tax rates were 40.3% and 28.8% respectively. In the third quarter of 2005, CNH reached an agreement with a government regarding tax positions taken during 2000, which resulted in a reduction of tax expense and previously provided tax liabilities. Also during the third quarter of 2005, additional tax expense was recognized in certain entities as valuation reserves were established against previously recognized tax assets due to a current evaluation of recent results of operations and anticipated future operations at these entities. For 2005, tax rates differ from the Dutch statutory rate of 31.5% due primarily to the recording of valuation allowances discussed above and the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the tax settlement also discussed above. The 2004 tax rate differs from the then current Dutch statutory rate of 35% due to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, offset by the positive impact in the second quarter of 2004 for a stock deduction resulting from a legal entity rationalization transaction.

8.	Restructuring — During the three and nine months ended September 30, 2005, CNH expensed approximately $19 million and $30 million of restructuring costs, respectively. The restructuring costs primarily relate to severance, and other costs incurred due to headcount reductions and CNH’s recently announced transformation initiatives. During the three and nine months ended September 30, 2005, CNH utilized approximately $16 million and $41 million of its total restructuring reserves respectively. The utilized amounts primarily represent involuntary employee severance costs and costs related to the closing of facilities. As of September 30, 2005 and December 31, 2004, CNH had accrued restructuring costs of $33 million and $47 million, respectively.

9.	Employee Benefit Plans and Postretirement Benefits — Unions represent many of CNH’s worldwide production and maintenance employees. CNH’s collective bargaining agreement with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the “UAW”), which represents approximately 2,850 of CNH’s active and retiree hourly production and maintenance employees in the United States, expired in May 2004. In the United States, the UAW represents approximately 650 of CNH’s workers at facilities in Burlington, Iowa; Burr Ridge, Illinois; Racine, Wisconsin; and St. Paul, Minnesota. On March 21, 2005, following a strike that began November 3, 2004, the UAW ratified a new labor contract that continues through 2011. As a result of the strike, CNH had implemented contingency plans for continuing production utilizing salaried employees and temporary replacement workers. Following the ratification of the new UAW contract, CNH has transitioned work at these facilities from salaried employees and temporary workers back to the employees represented by the UAW.

During the nine months ended September 30, 2005 and 2004, CNH made discretionary contributions to its U.S. defined benefit pension plan trust of $120 million and $155 million, respectively.

Based on data through the first nine months of 2005, including our on-going contributions to plan assets, asset returns less than our assumptions and the current discount rate environment, CNH expects an increase in its minimum pension liability of about $100 million at year end. This would result in a non-cash charge to shareholders’ equity of about $65 million, net of tax.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
10.	Commitment — CNH pays for normal warranty costs and the cost of major programs to modify products in the customers’ possession within certain pre-established time periods. A summary of recorded activity as of and for the nine months ended September 30, 2005 for this commitment is as follows:

Amount
(in Millions)
Balance, January 1, 2005	$198
Current year provision	236
Claims paid and other adjustments	(215)

Balance, September 30, 2005	$219

11.	Shareholders’ Equity — The Board of Directors recommended a dividend of $0.25 per common share on March 24, 2005. Declaration of the dividend was voted on and approved by shareholders at the Annual General Meeting on May 3, 2005. The dividend was paid on May 31, 2005 to shareholders of record at the close of business on May 24, 2005.

CNH has 8 million shares of Series A preference shares (“Series A Preferred Stock”) outstanding. Beginning in 2006, based on 2005 results, the Series A Preferred Stock will pay a dividend at the then prevailing common dividend yield. However, should CNH achieve certain defined financial performance measures, the annual dividend will be fixed at the prevailing common dividend yield, plus an additional 150 basis points. Dividends will be payable annually in arrears, subject to certain provisions that allow for a deferral for a period not to exceed five consecutive years. The Series A Preferred Stock has a liquidation preference of $250 per share and each share is entitled to one vote on all matters submitted to CNH’s shareholders. The Series A Preferred Stock will convert into 100 million CNH common shares at a conversion price of $20 per share automatically if the market price of the common shares, defined as the average of the closing price per share for 30 consecutive trading days, is greater than $24 at anytime through and including December 31, 2006 or $21 at anytime on or after January 1, 2007, subject to anti-dilution adjustment. In the event of dissolution or liquidation whatever remains of the company’s equity, after all its debts have been discharged, will first be applied to distribute to the holders of the Series A Preferred Stock, the nominal amount of their preference shares and thereafter the amount of the share premium reserve relating to the Series A Preferred Stock. Any remaining assets will be distributed to the holders of common shares in proportion to the aggregate nominal amount of their common shares.

During the second quarter of 2005, Financial Services paid a dividend of $60 million to Equipment Operations.

12.	Earnings per Share — Beginning in 2005, CNH calculates basic earnings per share based on the requirements of Emerging Issues Task Force (“EITF”) Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB No. 128, Earnings per Share” (“EITF No. 03-06”). EITF No. 03-06 requires the two-class method of computing earnings per share when participating securities, such as CNH’s Series A Preferred Stock, are outstanding. The two-class method is an earnings allocation formula that determines earnings per share for common stock and participating securities based upon an allocation of earnings as if all of the earnings for the period had been distributed in accordance with participation rights on undistributed earnings. The application of EITF No. 03-06 did not impact 2004 or earlier basic earnings per share as the Series A Preferred Stock was not considered participating during these periods.

Undistributed earnings, which represents net income, less dividends paid to common shareholders, are allocated to the Series A Preferred Shares based on the dividend yield of the common shares, which is impacted by the price of the Company’s common shares. For purposes of the basic earnings per share calculation, CNH uses the average closing price of the Company’s common shares over the last thirty trading days of the period (“Average Stock Price”). As of September 30, 2005, the Average Stock Price was $21.34 per share. Had the Average Stock Price of the common shares been different, the calculation of the earnings

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
allocated to Series A Preferred Stock may have changed. Additionally, the determination is impacted by the payment of dividends to common shareholders as the dividend paid is added to net income in the computation of basic earnings per share. Future computations of basic earnings per share will continue to be impacted by changes in CNH’s Average Stock Price and dividends paid to CNH common shareholders.

In October, 2004, the FASB EITF ratified the consensus reached on Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share” (“EITF No. 04-8”) which changed the timing of when CNH must reflect the impact of contingently issuable shares from the potential conversion of the Series A Preferred Stock in diluted weighted average shares outstanding. Beginning in the forth quarter of 2004, under the provisions of EITF No. 04-8, CNH was required to retroactively reflect the contingent issuance of 100 million common shares in its computation of diluted weighted average shares outstanding, when inclusion is not anti-dilutive, for all periods presented. Earnings per share for the three months and nine months ended September 30, 2004 have been adjusted to conform to the requirements of EITF No. 04-8.

The following table reconciles the numerator and denominator of the basic and diluted earnings per share computations for the three and nine months ended September 30, 2005 and 2004:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	2004		2005	2004
	(in Millions, except per share data)
Basic:
Net income	$27	$25		$156	$99
Dividend to common shares ($0.25 per share)	—	—		(34)	—

Undistributed earnings	27	25		122	99
Earnings allocated to Series A Preferred Stock	(11)	—	(A)	(50)	—	(A)

Earnings available to common shareholders	16	25		72	99
Dividend to common shares	—	—		34	—

Net income available to common shareholders	$16	$25		$106	$99

Weighted average common shares outstanding - basic	134.4	133.4		134.2	133.2

Basic earnings per share	$0.12	$0.19		$0.79	$0.74

Diluted:
Net income	$27	$25		$156	$99

Weighted average common shares outstanding - basic	134.4	133.4		134.2	133.2
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	100.0		100.0	100.0
Stock Compensation Plans	0.2	0.2		0.1	0.2

Weighted average common shares outstanding - diluted	234.6	233.6		234.3	233.4

Diluted earnings per share	$0.12	$0.11		$0.67	$0.42

(A)	- EITF 03-6 did not impact basic earnings per share in 2004 as the Series A Preferred Stock was not considered participating during 2004.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
13.	Comprehensive Income (Loss) — The components of comprehensive income (loss) for the three and nine months ended September 30, 2005 and 2004 are as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in Millions)
Net income (loss)	$27	$25	$156	$99
Other Comprehensive income (loss), net of tax
Cumulative translation adjustment	36	46	(37)	(22)
Deferred gains (losses) on derivative financial instruments	10	—	(67)	—
Unrealized gains (losses) on retained interests in securitized transactions	(1)	(15)	(10)	—

Total	$72	$56	$42	$77

14.	Segment Information — CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance and reports to Fiat based on trading profit in accordance with the International Financial Reporting Standards (“IFRS”). Fiat defines trading profit as income before restructuring, net financial expenses, income taxes, minority interests and equity in income (loss) of unconsolidated subsidiaries and affiliates.

A reconciliation from consolidated trading profit reported to Fiat to net income per U.S. GAAP is as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in Millions)
Trading profit reported to Fiat per IFRS	$158	$137	$679	$586
Adjustments to convert from trading profit to U.S. GAAP net income:
Accounting for benefit plans	(26)	(45)	(192)	(98)
Accounting for intangible assets, primarily development costs	11	7	22	16
Accounting for receivable securitizations and other	1	84	(17)	30
Restructuring	(19)	(14)	(30)	(72)
Net financial expense	(69)	(86)	(225)	(270)
Minority interest	(7)	(8)	(19)	(16)
Tax provision on adjustments	(26)	(61)	(96)	(98)
Equity in income (loss) of unconsolidated subsidiaries and affiliates	4	11	34	21

Net income per U.S. GAAP	$27	$25	$156	$99

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following summarizes trading profit by segment per IFRS:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in Millions)
Agricultural Equipment	$24	$55	$303	$329
Construction Equipment	59	38	165	98
Financial Services	75	44	211	162
Eliminations	—	—		(3)

Trading profit per IFRS	$158	$137	$679	$586

15.	Reconciliation of Non-GAAP Financial Measures — CNH, in its press release announcing quarterly results, utilizes various figures that are “Non-GAAP Financial Measures” as this term is defined under Regulation G as promulgated by the SEC. In accordance with Regulation G, CNH has detailed either the computation of these measures from multiple U.S. GAAP figures or reconciled these non-GAAP financial measures to the most relevant U.S. GAAP equivalent. Some of these measures do not have standardized meanings and investors should consider that the methodology applied in calculating such measures may differ among companies and analysts. CNH’s management believes these non-GAAP measures provide useful supplementary information to investors in order that they may evaluate CNH’s financial performance using the same measures used by our management. These non-GAAP financial measures should not be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with U.S. GAAP.

Net Income Before Restructuring and Earnings Per Share Before Restructuring, Net of Tax

CNH defines net income before restructuring, net of tax as U.S. GAAP net income, less U.S. GAAP restructuring charges, net of tax applicable to the restructuring charges.

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
The following table reconciles net income to net income before restructuring, net of tax and the related pro-forma computation of earnings per share:

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2005	2004		2005	2004
	(in Millions, except per share data)
Basic:
Net income	$27	$25		$156	$99

Restructuring, net of tax:
Restructuring	19	14		30	72
Tax benefit	(3)	(5)		(6)	(26)

Restructuring, net of tax:	16	9		24	46
Net income before restructuring	43	34		180	145
Dividend to common shares ($0.25 per share)	—	—		(34)	—

Undistributed earnings	43	34		146	145
Earnings allocated to Series A Preferred Stock	(18)	—	(A)	(60)	—	(A)

Earnings available to common shareholders	25	34		86	145
Dividend to common shares	—	—		34	—

Net income available to common shareholders	$25	$34		$120	$145

Weighted average common shares outstanding - basic	134.4	133.4		134.2	133.2

Basic earnings per share before restructuring, net of tax	$0.19	$0.25		$0.89	$1.09

Diluted:
Net income before restructuring	$43	$34		$180	$145

Weighted average common shares outstanding - basic	134.4	133.4		134.2	133.2
Effect of dilutive securities (when dilutive):
Series A Preferred Stock	100.0	100.0		100.0	100.0
Stock Compensation Plans	0.2	0.2		0.1	0.2

Weighted average common shares outstanding - diluted	234.6	233.6		234.3	233.4

Diluted earnings per share before restructuring, net of tax	$0.19	$0.15		$0.77	$0.62

Industrial Gross and Operating Margin
CNH defines industrial gross margin as Equipment Operations net sales less cost of goods sold. CNH defines industrial operating margin as Equipment Operations gross margin less selling, general and administrative and research and development costs. The following table summarizes the computation of Equipment Operations industrial gross and operating margin.

	Three Months Ended				Nine Months Ended
	September 30,				September 30,
	2005		2004		2005		2004
	(in Millions)
Net sales	$2,768	100.0%	$2,789	100.0%	$8,985	100.0%	$8,714	100.0%
Less:
Cost of goods sold	2,334	84.3%	2,393	85.8%	7,568	84.2%	7,353	84.4%

Gross margin	434	15.7%	396	14.2%	1,417	15.8%	1,361	15.6%
Less:
Selling, general and administrative	230	8.3%	237	8.5%	723	8.0%	697	8.0%
Research and development	73	2.6%	65	2.3%	216	2.4%	197	2.3%

Industrial operating margin	$131	4.7%	$94	3.4%	$478	5.3%	$467	5.4%

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Adjusted EBITDA

Adjusted EBITDA means Equipment Operations net income (loss) excluding (I) net interest expense, (II) income tax provision (benefit) (III) depreciation and amortization and (IV) restructuring. Net interest expense for Equipment Operations means (I) interest expense (excluding interest compensation to Financial Services) less (II) finance and interest income.

Adjusted EBITDA does not represent cash flows from operations as defined by U.S. GAAP, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to net income or net cash from operating activities under U.S. GAAP for purposes of evaluating results of operations and cash flows.

The following table reconciles Equipment Operations net cash from operating activities, the U.S. GAAP financial measure which we believe to be most directly comparable, to adjusted EBITDA.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in Millions)
Net Cash from Operating Activities	$59	$529	$684	$705
Net Interest Expense:
Interest Expense	82	69	252	228
Less: Finance and Interest Income	(32)	(19)	(90)	(55)

Net Interest Expense	50	50	162	173
Income Tax Provision (Benefit)	3	(15)	30	(16)
Restructuring:
Equipment Operations	19	14	30	71
Financial Services	—	—	—	1
Change in Other Operating Activities	29	(443)	(342)	(412)

Adjusted EBITDA	$160	$135	$564	$522

Net sales	$2,768	$2,789	$8,985	$8,714

Adjusted EBITDA as a % of net sales	5.8%	4.8%	6.3%	6.0%

Interest Coverage Ratio

CNH defines interest coverage for Equipment Operations as adjusted EBITDA, as defined above, divided by net interest expense, as defined above.

The following table details the computation of Equipment Operations interest coverage ratio.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004
	(in Millions, except ratios)
Adjusted EBITDA	$160	$135	$564	$522

Net Interest Expense	$50	$50	$162	$173

Interest Coverage Ratio	3.2	2.7	3.5	3.0

CNH GLOBAL N.V.
Notes to Unaudited Condensed Consolidated Financial Statements
Net Debt

Net debt is defined as total debt less cash and cash equivalents, deposits in Fiat affiliates cash management pools and intersegment notes receivable. The calculation of net debt is shown below:

	Equipment Operations			Financial Services
	September 30,	June 30,	September 30,	September 30,	June 30,
	2005	2005	2004	2005	2005
	(in Millions)
Total debt	$3,550	$3,776	$4,327	$4,111	$4,421
Less:
Cash and cash equivalent	641	471	336	319	372
Deposits in Fiat affiliates cash management pools	580	1,419	1,492	7	9
Intersegment notes receivables	1,490	1,062	1,159	—	17

Net debt	$839	$824	$1,340	$3,785	$4,023

Working Capital

Equipment Operations working capital is defined as accounts and notes receivable and other-net, excluding intersegment notes receivable, plus inventories less accounts payable. The U.S. dollar computation of working capital, as defined is significantly impacted by exchange rate movements. To demonstrate the impact of these movements, we have computed working capital as of September 30, 2005 using December 31, 2004 exchange rates. The calculation of Equipment Operations working capital is shown below:

		September 30,
		2005 at
	September 30,	December 31,	December 31,	September 30,
	2005	2004 FX Rates	2004	2004
	(in Millions)
Accounts, notes receivable and other — net — Third Party	$1,323	$1,335	$1,547	$1,775
Accounts, notes receivable and other — net — Intersegment	14	15	49	30

Accounts, notes receivable and other — net — Total	1,337	1,350	1,596	1,805

Inventories	2,610	2,715	2,515	2,487

Accounts payable — Third Party	(1,617)	(1,739)	(1,635)	(1,557)
Accounts payable — Intersegment	(33)	(35)	(44)	(16)

Accounts payable — Total	(1,650)	(1,774)	(1,679)	(1,573)

Working capital	$2,297	$2,291	$2,432	$2,719

CNH Global N.V.
Estimates of Worldwide Retail Industry Unit Sales Performance(1)

	Worldwide	N.A.	W.E	L.A.	ROW
	'05 B(W)	'05 B(W)	'05 B(W)	'05 B(W)	'05 B(W)

First Quarter 2005 Industry Unit Sales Revised Estimate Compared with First Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(0)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	14%	n/a	n/a	n/a
Total Tractors	11%	6%	(2)%	(3)%	26%
Combine Harvesters	(13)%	39%	8%	(55)%	50%
Total Tractors and Combines	10%	7%	(1)%	(16)%	26%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	27%	21%	8%	79%	41%
Skid Steer Loaders	6%	4%	28%	(1)%	1%
Other Light Equipment	20%	50%	18%	30%	10%
Total Light Equipment	18%	18%	18%	52%	14%
Total Heavy Equipment	(1)%	20%	13%	33%	(18)%
Total Light & Heavy Equipment	10%	19%	17%	42%	(5)%

Second Quarter 2005 Industry Unit Sales Revised Estimate Compared with Second Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(7)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	7%	n/a	n/a	n/a
Total Tractors	1%	(2)%	(3)%	(21)%	16%
Combine Harvesters	(18)%	2%	3%	(66)%	(13)%
Total Tractors and Combines	1%	(2)%	(3)%	(27)%	15%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	15%	5%	10%	63%	26%
Skid Steer Loaders	2%	(5)%	10%	69%	37%
Other Light Equipment	22%	38%	16%	122%	22%
Total Light Equipment	15%	8%	15%	68%	25%
Total Heavy Equipment	13%	21%	(2)%	44%	11%
Total Light & Heavy Equipment	14%	12%	10%	54%	17%

Third Quarter 2005 Industry Unit Sales Estimate Compared with Third Quarter 2004 Actual

Agricultural Equipment:
Agricultural Tractors:
- Under 40 horsepower	n/a	(8)%	n/a	n/a	n/a
- Over 40 horsepower	n/a	3%	n/a	n/a	n/a
Total Tractors	1%	(4)%	(9)%	(27)%	21%
Combine Harvesters	(19)%	2%	8%	(71)%	(4)%
Total Tractors and Combines	0%	(3)%	(8)%	(32)%	20%

Construction Equipment:
Light Construction Equipment:
Tractor Loaders & Backhoes	9%	11%	(12)%	13%	22%
Skid Steer Loaders	9%	9%	(13)%	41%	26%
Other Light Equipment	15%	38%	5%	(2)%	14%
Total Light Equipment	12%	18%	1%	20%	17%
Total Heavy Equipment	15%	13%	0%	13%	24%
Total Light & Heavy Equipment	13%	16%	1%	16%	20%

Fourth Quarter 2005 Industry Unit Sales Forecast Compared with Fourth Quarter 2004 Actual

Total Tractors	0%	(12)%	(10)%	(34)%	36%
Combine Harvesters	(26)%	(15)%	8%	(60)%	(6)%

Total Light Equipment	5%	6%	6%	4%	3%
Total Heavy Equipment	8%	9%	(4)%	(10)%	16%

Full Year 2005 Industry Unit Sales Forecast Compared with Full Year 2004 Estimated Actual

Total Tractors	3%	(3)%	(6)%	(22)%	24%
Combine Harvesters	(19)%	1%	6%	(62)%	2%

Total Light Equipment	12%	12%	10%	32%	14%
Total Heavy Equipment	9%	15%	2%	17%	6%

(1)	Excluding India

CNH GLOBAL N.V.
CONSOLIDATED SELECTED FINANCIAL DATA
(Millions, except per share data)
(Unaudited)

	September 30,	December 31,
	2005	2004

BALANCE SHEETS

Total assets	$17,541	$18,080

Short-term debt	$1,372	$2,057

Long-term debt, including current maturities	$4,799	$4,906

Total liabilities	$12,486	$13,051

Equity	$5,055	$5,029

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2005	2004	2005	2004

STATEMENTS OF OPERATIONS

Revenues:
Net sales	$2,768	$2,789	$8,985	$8,714
Finance and interest income	194	184	551	464

Total revenues	$2,962	$2,973	$9,536	$9,178

Net income	$27	$25	$156	$99

Per share data:
Basic earnings per share	$0.12	$0.19	$0.79	$0.74

Diluted earnings per share	$0.12	$0.11	$0.67	$0.42

Dividends per share	$—	$—	$0.25	$0.25

STATEMENTS OF CASH FLOWS

Net cash from operating activities			$367	$682
Net cash from investing activities			677	(980)
Net cash from financing activities			(1,038)	203
Other, net			23	—

Increase (decrease) in cash and cash equivalents			29	(95)
Cash and cash equivalents, beginning of period			931	619

Cash and cash equivalents, end of period			$960	$524

Note:
For a complete set of CNH’s condensed consolidated financial statements, please go to www.cnh.com.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.
By:	/s/ Michel Lecomte
Michel Lecomte
Chief Financial Officer

October 27, 2005